EXHIBIT 23.2

                          Independent Auditors' Consent





We consent to the use of our report dated March 15, 2002 on the consolidated financial statements of iBX Group, Inc. for the year ended December 31, 2001 included herein on the registration statement of iBX Group, Inc. on Form SB-2 and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 31, 2002 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations, a working capital deficiency and is in default on a loan payable and on an Internal Revenue Service installment agreement., which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.





/s/ SALBERG & COMPANY, P.A.
Boca Raton, Florida
June 17, 2002